

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 19, 2008

Mr. Richard S. Hill
Chief Executive Officer
Novellus Systems, Inc.
400 North First Street
San Jose, California 95134

   RE: **Novellus Systems, Inc.**
      Form 10-K for the fiscal year ended December 31, 2007
      Filed February 29, 2008
      Form 10-Q for the period ended March 29, 2008
      Filed May 7, 2008
      File No. 1-10655

Dear Mr. Hill:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Angela J. Crane
           Accounting Branch Chief